Exhibit 99.1

Nanox.AI Connects to Nuance Precision Imaging Network to Improve Early Detection of Chronic Diseases with Workflow-Integrated AI

The secure nationwide AI-powered cloud platform streamlines care team communication and delivers patient-specific imaging insights within clinical workflows

NEVE ILAN, Israel, February 14, 2023 – NANO-X IMAGING LTD ("Nanox" or the "Company," Nasdaq: NNOX), an innovative medical imaging technology company today announced that its deep-learning medical imaging analytics subsidiary, Nanox.AI, has connected to the Nuance Precision Imaging Network™. This secure nationwide cloud platform empowers collaborative care teams with streamlined communications and AI insights from diagnostic imaging within existing workflows to improve healthcare outcomes and costs.

Nanox.AI solutions are developed to target highly prevalent chronic and acute diseases affecting large populations around the world. Leveraging AI, Nanox.AI helps clinicians extract valuable and actionable clinical insights from medical imaging that otherwise may go unnoticed. These “hidden” or incidental findings can potentially initiate further medical assessment to establish individual preventative care pathways for patients. Nanox.AI’s portfolio includes FDA-cleared imaging solutions in bone health, HealthOST, and cardiovascular health, HealthCCSng, that use routine medical CT imaging to help physicians identify the early signs of diseases like osteoporosis and coronary artery disease, enabling further work up and possible treatment to help prevent potentially life-changing major events.

“In a time where chronic illness continues to rise in pace with physician workloads, solutions for seamlessly improving provider workflows and improving patient outcomes are needed now more than ever,” said Erez Meltzer, Chief Executive Officer of Nanox. “Our team is excited to collaborate with Nuance and take a major step forward in increasing access to our groundbreaking AI solutions while moving towards our goal in turning predictive into preventive medicine, and super powering the clinical data we are generating from our patient care efforts.”

Powered by Microsoft Azure, the Nuance Precision Imaging Network provides access to an entire ecosystem of AI-powered tools and insights within clinical workflows to more than 12,000 healthcare facilities and the 80% of U.S. radiologists who use Nuance's PowerScribe radiology reporting and PowerShare image sharing solutions. Nuance is a Microsoft company.

“The collaboration between Nanox.AI and Nuance offers a comprehensive solution that supports clinicians in the U.S. in the evaluation and detection of cardiovascular disease and osteoporosis through medical screening,” said Roland Dias, Vice President of Nuance’s Precision Imaging Network. “We are proud to work with an organization like Nanox.AI. that is similarly committed to bringing value to healthcare organizations and advancing population health.”

About Nanox

Nano-X Imaging Ltd (Nasdaq: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. The vision of Nanox is to increase the early detection of medical conditions that are discoverable by medical imaging technologies based on X-ray, by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which Nanox believes is key to increasing early prevention and treatment, improving health outcomes, and, ultimately, saving lives. Nanox is developing a holistic imaging solution, which includes the Nanox System, comprised of Nanox.ARC using its novel MEMs X-ray source technology and Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. For more information, please visit www.nanox.vision.

About Nanox.AI

Nanox.AI is the deep-learning medical imaging analytics subsidiary of Nanox. Nanox.AI solutions are developed to target highly prevalent chronic and acute diseases affecting large populations around the world. Leveraging AI, Nanox.AI helps clinicians extract valuable and actionable clinical insights from routine medical imaging that otherwise may go unnoticed, potentially initiating further medical assessment to establish individual preventative care pathways for patients. For more information, please visit www.nanox.vision/ai.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Contacts

Nanox Media Contact:
Rachael Roselli
ICR Westwicke
NanoxPR@icrinc.com

Investor Contact:

Mike Cavanaugh
ICR Westwicke
mike.cavanaugh@westwicke.com